SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2010

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

PROTOCOL AND JUSTIFICATION OF MERGER OF SHARES ISSUED BY SHERTIS
EMPREENDIMENTOS E PARTICIPAÇÕES S.A. INTO GAFISA S.A.

ENTERED INTO BY AND AMONG THE ADMINISTRATORS OF

SHERTIS EMPREENDIMENTOS E PARTICIPAÇÕES S.A.

AND

GAFISA S.A.

________________________________
DATED APRIL 19, 2010
________________________________

By this private instrument:

The administrators of SHERTIS EMPREENDIMENTOS E PARTICIPAÇÕES S.A., a corporation with headquarters in the city of Barueri, State of São Paulo, at Avenida Cauaxi, 293, 2nd floor, room 24, part, Alphaville, Centro Comercial Alphaville, enrolled with the CNPJ/MF under n. 11.039.942/0001 -08, herein represented pursuant to its Bylaws (“Shertis”); and

The administrators of GAFISA S.A., a corporation with headquarters in the city of São Paulo, State of São Paulo, at Avenida das Nações Unidas, 8.501, 19th floor, enrolled with the CNPJ/MF under n. 01.545.826/0001 -07 (“Gafisa” and, jointly with Shertis, the “Companies”);

And, further, as Intervening Parties:

ALPHAVILLE PARTICIPAÇÕES S.A., a corporation with headquarters in the city of Barueri, State of São Paulo, at Avenida Cauaxi, 293, 2nd floor, room 24, Alphaville, Centro Comercial Alphaville, enrolled with the CNPJ/MF under n. 07.886.642/0001 -89, herein represented pursuant to its Bylaws (“Alphapar”), in its capacity as owner of shares representing 100% of Shertis’ capital stock;

RENATO DE ALBUQUERQUE, Brazilian, married, architect engineer, bearer of the identity card RG nº 856.180/SSP -SP, enrolled with the CPF/MF under n. 007.477.268 -68, residing and domiciled in the city of Barueri, State of São Paulo, at Alameda Noruega, 316, Alphaville Residencial 1 (“Renato Albuquerque”); and

NUNO LUÍS DE CARVALHO LOPES ALVES, Brazilian, married, lawyer, bearer of the identity card RG nº 9.202.842 -1/SSP-SP, enrolled with the CPF/MF under n. 808.391.778 -87, residing and domiciled in the city of Barueri, State of São Paulo, at Alameda Atenas, 210, Alphaville Residencial 1 (“Nuno Alves” and Renato Albuquerque, in their capacity as owner of shares representing 100% of Alphapar’s capital stock);

WHEREAS:

(i) Gafisa, Alphapar and Shertis are, at the date hereof, the sole shareholders of Alphaville Urbanismo S.A. (“AUSA”), at the proportion of 60%, 20% and 20%, respectively;

(ii) Gafisa disclosed, by means of a Material Fact dated March 8, 2010, that shall be implemented the Second Stage of the investment schedule provided for in the Investment Agreement and other Covenants executed with GAFISA on October 2, 2006 (“Investment Agreement”), which set forth the rules and conditions pertaining to its admission into AUSA’s capital stock. According to the Investment Agreement, at the time of implementation of the Second Stage, Gafisa will increase its direct or indirect equity participation in AUSA by 20%;

(iii) Shertis, Alphapar’s wholly-owned subsidiary, holds, at the date hereof, as its sole assets (i) 23,069 shares issued by AUSA, corresponding to 20% of the shares representing AUSA’s capital stock; (ii) R$100.00 in cash account; and (iii) credits to be received from AUSA in the amount of R$1,881,479.00.

(iv) in order to meet the provisions of the Investment Agreement, Gafisa, Alphapar and Shertis are willing to merge all shares representing Shertis’ capital stock into Gafisa’s capital stock, therefore turning Shertis into a wholly-owned subsidiary of Gafisa (“Merger of Shares”);

(v) still in accordance with the Investment Agreement, economic and financial studies of AUSA provided for in the Investment Agreement were conducted, which led to determination of the amount of R$126,489,500.00 for the equity portion corresponding to 20% of AUSA’s capital stock;

(vi) adopting the amount referred to in item (v), above as AUSA’s Final Value for purposes of the performance of the Second Stage, the parties have agreed that the best way to structure such stage is through a Merger of Shares pursuant to the provisions of article 252 of Law n. 6.404/76;

(vii) Gafisa’s Board of Directors has approved, at the date hereof, the execution of this Protocol and Justification of Merger of Shares, and also decided to submit to the Gafisa’s Shareholders the proposal of Merger of Shares;

NOW, THEREFORE, the parties have agreed to execute, pursuant to and for the purposes of articles 224, 225 and 252 of Law n. 6.404, of December 15, 1976 (“Corporations Law”), this Protocol and Justification of Merger of Shares issued by Shertis Empreendimentos e Participações S.A. into Gafisa S.A. (“Protocol”), which shall be submitted to approval of the respective shareholders at Extraordinary General Shareholders’ Meetings, in accordance with the following terms and conditions:

1. Purpose of the Merger of Shares.

1.1. This Merger of Shares is intended to enable implementation of the Second Stage of the investment schedule provided for in the Investment Agreement, therefore increasing Gafisa’s equity participation in AUSA’s capital stock from the currently 60% to 80%. Shertis’ sole assets, at the date hereof, are (i) 23,069 shares of AUSA representing 20% of the capital stock, (ii) R$100.00 in cash account; and (iii) credits to be received from AUSA in the amount of R$1,881,479.00, which thus justifies merger of its shares into Gafisa’s capital stock, whereby Shertis will become a wholly-owned subsidiary of Gafisa, whose shareholders’ equity shall be increased and will issue new common shares to be given to Alphapar, Shertis’ sole shareholder.

     1.1.1. The capitalized terms and expressions used in this instrument shall have the same meaning attributed to them in the Investment Agreement, except as otherwise expressly provided for herein.

1.2. In principle, Gafisa expects to keep Shertis as its wholly-owned subsidiary, and can serve as vehicle for implementation of the Third Stage of the Investment Agreement, which is scheduled to take place after the fifth anniversary of the date of execution of such document, at which time Gafisa shall become the direct and/or indirect owner of shares representing 100% AUSA’s capital stock.

2. Exchange ratio, number and type of shares to be given to Shertis’ shareholders, and shares’ rights.

2.1. Shertis’ Shareholder shall receive 0.4473369214 common share issued by Gafisa for each common share issued by Shertis owned by them, resulting in Gafisa’s total issuance of 9,797,792 new common shares representing its capital stock.

2.2. The exchange ratio applied hereto was determined with basis on the swap criterion established in the Investment Agreement. Under the aforesaid criterion, were prepared, on the one side, AUSA’s economic and financial studies and, on the other, the daily arithmetic mean (trading floor days) of the closing price of Gafisa’s shares, at R$/ Gafisa Share, in the period from January 28, 2010 to February 22, 2010, both dates inclusive.

2.3. Share fractions resulting from replacement of the position of Shertis’ shareholder shall be rounded downwards to the closest whole number, and the difference shall be paid in cash, by Gafisa , within five (05) business days counted as of the receipt of the proceeds resulting from the sale, at BM&FBOVESPA, of the shares corresponding to that set of fractions.

2.4. Common shares issued by Gafisa and to be given to Shertis’ shareholder shall have the same rights given to Gafisa’s common shares then outstanding and shall be fully entitled to all benefits, including dividends and capital remuneration to be declared by Gafisa as of the Gafisa Extraordinary General Shareholders’ Meeting that approves the Merger of Shares.

2.5. Shertis and Gafisa do not have cross equity participation.

3. Criterion for appraisal of Shertis’ shares, specialized firm and treatment of equity variations.

3.1. Shertis’ shares shall be merged into by Gafisa at their book equity value at December 31, 2009 (“Base-Date”); the relevant audited financial statements drawn at the Base-Date shall be used to that effect.

3.2. Gafisa’s management have appointed, ad referendum of the Extraordinary General Shareholders’ Meeting that is to resolve upon this Protocol, APSIS Consultoria Empresarial Ltda., enrolled with the CNPJ/MF under n. 27.281.922/0001 -70, with headquarters in the city of Rio de Janeiro, State of Rio de Janeiro, at Rua da Assembleia, 35, 12th floor, Centro (“APSIS”), to determine the book equity value of the shares issued by Shertis to be merged into Gafisa.

3.3. The appraisal report was prepared with basis on Shertis’ special balance sheet drawn at December 31, 2009 and audited by Terco Grant Thornton Auditores Independentes (“Terco”), giving consideration also to the subsequent asset-related effects, deriving from later events. The aforesaid report is made an integral part of this instrument as Exhibit I (“Appraisal Report”).

3.4. APSIS stated that (i) there is no conflict or comingling of interests, whether actual or potential, with regard to Alphapar’s, Shertis’ or Gafisa’s shareholders, or, further, as regards to the very Merger of Shares; and (ii) neither Alphapar’s, Shertis’ or Gafisa’s shareholders or managers directed, limited, hindered or performed any action that compromised or might have compromised access, use or knowledge of information, assets, documents or work methodologies relevant to the quality of its conclusions.

3.5. Equity variations occurred in Shertis within the Base-Date and the date on which the Merger of Shares is consummated shall be exclusively borne by Shertis and reflected in Gafisa in accordance with the equity accounting method.

4. Increase of the equity of Gafisa. Gafisa’s capital stock structure and shares after the Merger of Shares.

4.1. The Merger of Shares shall entail an increase in the equity of Gafisa in the amount of R$21,902,489.00, corresponding to the book equity value of the shares issued by Shertis merged into Gafisa’s equity, according to the Appraisal Report prepared by APSIS.

4.2. Of the amount referred to in item 4.1, above, R$20,282,743.76 shall be allocated to pay in Gafisa’s capital stock increase, while the remaining amount, corresponding to R$1,619,745.24, shall be allocated to the capital reserve account pursuant to article 182, § 1, ‘a’, of the Corporations Law.

4.3. As a result of the Merger of Shares, Gafisa shall issue 9,797,792 new common shares that will be fully delivered to Alphapar, Shertis’ sole shareholder. The aforesaid shares shall be subscribed by Shertis’ administrators on account of Alphapar, pursuant to the provisions of article 252, paragraph 2 of the Corporations Law and paid in by means of contribution of the shares issued by Shertis to the equity of Gafisa.

4.4. Therefore, Gafisa’s capital stock shall be increased by R$20,282,743.76. The wording of the head of article 5 of Gafisa’s Bylaws, regarding the composition of the capital stock, shall be amended to reflect such capital stock increase.

5. Corporate acts related to the Merger of Shares.

5.1. The consummation of the Merger of Shares shall depend on completion of the following corporate acts:

(a) Shertis Extraordinary General Shareholders’ Meeting to approve the Protocol and the Merger of Shares, and also to authorize Shertis’ management to subscribe the shares to be issued by Gafisa as a result of the Merger of Shares, being recognized, however, that Alphapar is Shertis’ sole shareholder and executes this instrument as intervening and consenting party; and

(b) Gafisa’s Extraordinary General Shareholders’ Meeting to (i) approve the Protocol; (ii) ratify appointment and hiring of APSIS; (iii) approve the Appraisal Report; (iv) approve the Merger of Shares and consequent increase of Gafisa’s capital stock to be subscribed to and paid in by Shertis’ managers; (v) to approve the new wording to article 5 of the Bylaws, pertaining to capital stock, to reflect the referred increase of Gafisa’s capital stock; (vi) to approve restatement to Gafisa’s Bylaws; and (vii) to authorize Gafisa’s Executive Board to perform all other actions required for consummation of the Merger of Shares.

6. General Provisions.

6.1. Shareholders’ Agreement. Upon approval of the Merger of Shares, AUSA’s capital stock shall be divided, directly and indirectly, between Alphapar and Gafisa, in the proportion of 20% and 80%, respectively. Given, on the one hand, the new percentage held by Alphapar, and, on the other, the provisions of Section 4.3.4 of the Shareholders’ Agreement signed between such Company and Gafisa on January 8, 2007, the following subject matters shall no longer require a qualified quorum to pass, that is, they may be approved by Gafisa’s individual affirmative vote: (i) splitting or grouping of Bound Shares; (ii) change in AUSA’s dividend policy; and (iii) except as specifically established in the Annual Business Plan, acquisition, sale or creation of liens on shares or assets of AUSA, involving an individual or aggregate value higher than fifteen million Reais (R$15,000,000.00), in a period of 12 months, as monetarily restated by IGP-M.

6.2. No Right of Withdrawal. Gafisa’s shareholders who dissent from the transaction shall not have right of withdrawal given that the shares issued by Gafisa meet the liquidity and market dispersion criteria provided for in article 137, subsection II, letters ‘a’ and ‘b’, of the Corporations Law. With respect to Shertis, there is nothing to cogitate with regard to right of withdrawal or calculation of the amount of reimbursement, since such Company is a wholly-owned subsidiary of Alphapar, which executes this Protocol as intervening and consenting party agreeing with the transaction.

6.3. No Succession and Liability by Alphapar, Renato Albuquerque and Nuno Alves. The Merger of Shares shall not result into Gafisa’s assumption of any assets, rights, interests, obligations or liabilities of Shertis, which shall remain as a corporate entity, without succession. Nevertheless, it should be noted that Alphapar, Renato Albuquerque and Nuno Alves are jointly liable before Gafisa, for any contingencies of Shertis, including insufficient assets, contingent or not sufficiently provisioned liabilities, related to or deriving from actions or facts preceding Gafisa’s and Shertis’ Extraordinary General Shareholders’ Meetings that approve the Merger of Shares.

6.4. No Transition. Given that Gafisa has, since 2006, an equity participation in AUSA and that the increase in its equity participation from current 60% to 80% derives from implementation of the Second State provided for in the Investment Agreement, no significant changes are expected in AUSA’s management and /or governance, with due regard to the provisions of item 6.1, above.

6.5. Specialized Advisors. Banco J.P. Morgan and Banco de Investimentos Credit Suisse (Brasil) S.A. have been retained to carry out the studies provided for in the Investment Agreement. APSIS has been hired to elaborate the Appraisal Report. Terco has been retained to audit Shertis’ and Gafisa’s balance sheets and financial statements dated December 31, 2009.

6.6. Legal Counsel. Ulhôa Canto, Rezende e Guerra - Advogados and Mattos Filho, Veiga Filho, Marrey Jr. e Quiroga Advogados have been retained by Gafisa and Alphapar, respectively, as legal counsels for this transaction.

6.7. Amendments. Any amendments to the terms and conditions of this Protocol may only be deemed valid if made in writing, in a specific instrument signed by all parties that sign this instrument.

6.8. Submission to Authorities. The transaction contemplated in the Investment Agreement, comprising the admission of Gafisa into the capital stock of AUSA and the acquisition of the totality of its capital stock, has been already submitted to the Brazilian Competition Policy System and has been approved without restrictions on June 13th, 2007.

6.9. Document Availability. (i) this Protocol; (ii) the economic and financial studies; (iii) the Appraisal Report; (iv) the audited financial statements of Shertis and Gafisa used for purposes of the Merger of Shares; and (v) Gafisa’s management’s proposal containing clarifications and proposals pursuant to the terms of Rule CVM no. 481/09, will be available to Gafisa’s and Shertis’ shareholders at the respective headquarters as of the date hereof and/or at the websites of Gafisa, the Brazilian Securities and Exchange Commission (CVM) and BM&FBOVESPA S.A. - Securities, Commodities and Futures Exchange (BM&FBOVESPA).

6.10. Venue. The parties hereby agree to submit to the jurisdiction of the courts of the Capital of the State of São Paulo to settle any issues arising from this Protocol, and waiver all others, however privileged they are or may be.

IN WITNESS WHEREOF, the parties execute this Protocol in six counterparts of identical content and form and for a same purpose, before the two undersigned witnesses.

São Paulo, April 19, 2010.

signature page of the Protocol and Justification of Merger of Shares issued by Shertis Empreendimentos e Participações S.A.into Gafisa S.A., executed on April 19, 2010

Administrator of Shertis Empreendimentos e Participações S.A.:

Renato de Albuquerque
Officer

Administrators of Gafisa S.A.:

Gary Robert Garrabrant	Thomas Joseph McDonald
Director	Director

Richard L. Huber	José Écio Pereira da Costa Junior
Director	Director

Gerald Dinu Reiss	Caio Racy Mattar
Director	Director

Wilson Amaral de Oliveira	Alceu Duilio Calciolari
Chief Executive Officer	Chief Financial and Relations with
Investors Officer

Mario Rocha Neto	Antônio Carlos Ferreira
Officer	Officer

Odair Garcia Senra
Officer

continued signature page of the Protocol and Justification of Merger of Shares issued by Shertis Empreendimentos e Participações S.A.into Gafisa S.A., executed on April 19, 2010

Administrator of Alphaville Participações S.A.:

Renato de Albuquerque
Officer

Renato de Albuquerque

Nuno Luís de Carvalho Lopes Alves

Witnesses:

1.	2.

Name:	Name:
RG:	RG:
CPF/MF:	CPF/MF:

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 19, 2010

Gafisa S.A.

By:	/s/ Alceu Duílio Calciolari
Name: Alceu Duílio Calciolari Title: Chief Financial Officer and Investor Relations Officer